

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2014

Via E-mail
Dunde Yu
Chairman and Chief Executive Officer
Tuniu Corporation
Tuniu Building, No. 699-32
Xuanwudadao, Xuanwu District
Najing, Jiangsu Province 210042
People's Republic of China

> Re: **Tuniu Corporation**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted March 6, 2014**
>   **CIK No. 0001597095**

Dear Mr. Yu:

We have reviewed your response to our letter dated February 20, 2014 and have the following additional comments.

General

1. Since your financial statements are denominated in RMB, please ensure that all amounts throughout the filing presented on a US dollar (US$) basis are accompanied by the associated RMB amount. In particular, conform amounts presented in note 9 of the notes to the financial statements, including the table on page F-29, and per share and stock option amounts wherever presented in the filing, on this basis.

2. We note you intend to file the Fifth Amended and Restated Memorandum and Articles of Association as an exhibit to a subsequent amended registration statement. Please provide sufficient time for our review as we may have comments upon review of the exhibit.

Prospectus Summary, page 1

Our Business, page 2

3. Please balance your disclosure in the first full paragraph on page 2 with the disclosure you have included on pages 65 and 68 in response to our prior comment 15.

Summary Consolidated Financial Data and Operating Data, page 10

4. Refer to your response to prior comment 9. Please clarify in a note to the measure "net loss per ADS" presented on page 11 that the denominator of the measure is the weighted average number of ordinary shares outstanding during the period, converted into ADSs, as indicated in your response. In so doing, clarify what you consider to be an ordinary share for purposes of the measure (for example, state if true that ordinary shares include both Class A and Class B ordinary shares to be outstanding upon completion of the offering). If Class B ordinary shares are not included in the denominator, please explain to us why their exclusion is proper. Also, clarify what the "certain number" of class A ordinary shares indicated in your response represents. If the measure is intended to be on a "pro forma" basis that reflects the effects of the offering and other impacts on your financial instruments that are to occur prior to completion of the offering, please clarify this as well.

Management's Discussion and Analysis, page 65

Overview, page 65

5. We note your revised disclosure that if you fail to effectively reduce your costs and expenses as a percentage of your net revenues that you may not be able to achieve and maintain profitability. If you have undertaken or plan to undertake initiatives to reduce operating costs and expenses other than those for research and product development and sales and marketing, please discuss this in MD&A.

Selected Income Statement Items, page 65

Cost of Revenues, page 67

6. Refer to your response to our prior comment 14. You state there are components of costs of revenues other than costs to suppliers that are common to all of your travel products and services. If it is true that you are not able to reasonably allocate such common costs to the cost of revenues for each type of revenue generated as presented on your statements of comprehensive loss, please disclose this fact and why you are not able to do so. Also, disclose that "costs to suppliers" is attributed solely to revenues of organized tours. If you are not able to reasonably allocate common costs, disclose here, and preferably also on the face of the statements of comprehensive loss, separate components of cost of revenues for "costs to suppliers for organized tours" and "costs common to all revenue types" or similar descriptions as appropriate.

7. In the first sentence on page 67 under the heading of "Cost of Revenues" you state cost of revenues as a percentage of net revenues. Please present such ratio based on the revenue to which the cost is attributed, consistent with any revisions to your presentation you make in response to the above comment. In this regard, revise the disclosure in the

Dunde Yu
Tuniu Corporation
March 18, 2014
Page 3

second sentence of the last paragraph on page 65 in the "Overview" consistent with this comment and the comment above, as appropriate.

Critical Accounting Policies and Estimates, page 69

Share-Based Compensation, page 72

8. We note your response to our previous comment 17 stating that the fair value of previous awards will not change unless there is a modification of the stock awards. Our previous comment is in regard to the potential for changes in the estimates you use to determine the fair value of future awards in computing your share-based compensation after the offering is completed. For example, estimates, such as expected volatility, exercise multiple, expected forfeiture rate, weighted average cost of capital, discount for lack of marketability, income approach to name a few, may change or may not be necessary once the underlying shares begin trading. Please advise and revise as appropriate.

Business, page 90

Our Strategies, page 93

9. We note your response to our prior comment 27. Please discuss in more concrete terms your plans with respect to expanding product offerings, strengthening supply chain management, and investments in technology infrastructure, including budgets and timeframes. We note in this regard that you contemplate using a portion of the proceeds of the offering for each of these strategies. For those strategies that you pursue as part of continuing efforts for which you do not have concrete budgets and timeframes, briefly discuss how you intend to measure the effectiveness of each of those strategies.

Regulations on Offshore Financing, page 115

10. We note your response to our prior comment 29. Please remove the "to our knowledge" qualifier with respect to your directors, officers, or affiliates who are PRC citizens and who have registered with the local SAFE branch as required by SAFE Circular 75. Alternatively, explain to us why it is appropriate to make such qualified statements with respect to these persons.

Taxation, page 151

United States Federal Income Tax Considerations, page 152

11. We note your response to our prior comment 33. It is not appropriate to characterize this discussion as a "summary" given that you appear to have filed a short-form opinion of U.S. tax counsel. Please revise accordingly.

12. In this regard, please also name U.S. tax counsel in this section and clarify that the discussion presented is the opinion of counsel.

Note 9. Convertible Preferred Shares, page F-26

13. Refer to your response to our prior comment 40. We believe the substance of the 2,864,673 Series A preferred shares issued to Gobi that were redesignated into 2,864,673 Series D preferred shares and transferred to Esta in August 2013 is the same as the 3,628,579 Series A preferred shares held by Gobi that were redesignated into 3,628,579 Series D preferred shares and transferred to other parties in August 2013. It appears in both cases that you transferred value to the ultimate recipient in the form of Series D shares for which you received consideration, and the Series D shares had a higher value than the Series A preferred shares from which they were redesignated. Accordingly, we believe your accounting should be similar. In this regard, we believe the 2,864,673 redesignated Series D shares should be recorded at a fair value per share equal to the fair value per share of US$2.95 for the 15,278,220.00 Series D shares contemporaneously sold to Esta, for this sale appears to represent their true fair value. In connection with this, we do not see a basis to attribute the value of the Series A shares redesignated as Series D shares to the value of such Series D shares. As a result, we believe you should record the excess of the fair value of US$8.45 million (2,846,673 shares at a per share fair value of US$2.95) transferred over the US$5.0 million consideration received in accumulated deficit and reported as a deemed dividend on the statement of comprehensive loss. Please revise your financial statements for 2013 and related disclosures accordingly.

14. To help us better understand the activity and amounts reported for Series D preferred shares during the year ended and at December 31, 2013, please reconcile the currency amounts presented in the table on page F-29 here, on both a US$ and RMB basis, to the corresponding amounts reported on the statement of cash flows and balance sheet. In so doing, correlate amounts in this reconciliation to amounts related to Series D shares disclosed in this note, for example, issuance costs, or that may exist in other notes to the financial statements.

Note 14. Unaudited Pro Forma Loss Per Share for Conversion of Preferred Shares, page F-34

15. Refer to your response to prior comment 42. Please explain to us how you will account for the issuance costs associated with each series of preferred shares when each series will no longer exist because they are to be automatically converted into Series B ordinary shares prior to completion of your offering.

Exhibit 5.1

16. We note that each of exhibits 5.1, 8.2, 8.3 and 99.2 is undated and each of exhibits 8.2, 8.3, and 99.2 is not signed. Please have counsel file signed and dated opinions with bracketed information included prior to effectiveness.

17. Please have counsel revise its opinion to remove the implication that the scope of the opinion is limited solely to the documents in Schedule 1. Alternatively, please have counsel clarify that it has examined all documents it deems necessary to form its opinion.

18. Please have counsel revise the second to last paragraph on page 2 to clarify that it consents to the prospectus discussion of its opinion. Refer to section 7 of the Securities Act of 1933 and, for guidance, section IV of Staff Legal Bulletin No. 19 (Oct. 14, 2011). Please have counsel similarly revise exhibits 8.2 and 8.3.

Exhibit 8.2

19. Counsel states in the fifth paragraph on page 2 that in its opinion, "the discussion set forth in the Registration Statement" of the material U.S. federal income tax consequences "constitutes . . . a fair and accurate summary." Counsel must opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. Please have counsel revise accordingly. For guidance, refer to section III.C.2 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Exhibit 8.3

20. Counsel states in the second paragraph on page 2 that in its opinion, "the statements made in the Registration Statement" with respect to PRC tax laws and regulations or interpretations "constitute true and accurate descriptions of the matters described therein. . . ." Counsel must opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. Please have counsel revise accordingly. For guidance, refer to section III.C.2 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Exhibit 99.2

21. It is inappropriate for counsel to assume that documents it has reviewed have not been revoked, amended varied, cancelled, or supplemented. Please have counsel revise assumption (c) on page 3 accordingly.

22. Please have counsel remove the "to our knowledge" qualifier from opinion paragraph (ii) on page 4 and paragraph (iv) on page 5. These qualifiers inappropriately limit the scope of counsel's opinion. Instead, if appropriate, counsel may rely as to matters of fact on officer's certificates.

23. Please have counsel revise the last paragraph on page 5 to consent to being named in the registration statement. Refer to section 7 of the Securities Act of 1933 and, for guidance, section IV of Staff Legal Bulletin No. 19 (Oct. 14, 2011). Please have counsel similarly revise exhibits 8.2 and 8.3.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Stephen Kim at (202) 551-3291 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP